Exhibit 99.1

March 9, 2023

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:        Baytex Energy Corp. (the "Issuer") Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual Special Meeting
Meeting Date:	May 15, 2023
Record Date for Notice of Meeting:	April 3, 2023
Record Date for Voting (if applicable):	April 3, 2023
Beneficial Ownership Determination Date:	April 3, 2023
Class of Securities Entitled to Vote:	Common
ISIN:	CA07317Q1054
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY
AS AGENT FOR Baytex Energy Corp.